EXHIBIT 1.01
Multi-Color Corporation
Conflict Minerals Report
For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 (the "Reporting Period") is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the "SEC Statement"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, "3TG") for the purposes of this assessment. These requirements apply to all registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo ("DRC") or an adjoining country (collectively, the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry ("RCOI") completed.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals' source and chain of custody. The registrant must annually submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures.

1.	Company Overview

Multi-Color Corporation ("Multi-Color" or the "Company"), which was incorporated in 1985 and is headquartered in Cincinnati, Ohio, is a leader in global label solutions supporting a number of the world's most prominent brands including leading producers of home & personal care, wine & spirit, food & beverage, healthcare and specialty consumer products. Multi-Color serves international brand owners in North, Central and South America, Europe, Australia, New Zealand, South Africa, China and Southeast Asia.  With a comprehensive range of the latest label technologies in Pressure Sensitive, Glue-Applied (Cut and Stack), In-Mold, Shrink Sleeve and Heat Transfer.

2.	Products and Facilities Overview

The Company manufactures a comprehensive range of the latest label technologies in Pressure Sensitive, Glue-Applied (Cut and Stack), In-Mold, Shrink Sleeve and Heat Transfer.  An analysis of Multi-Color products found that 3TG can be found in a small amount of Multi-Color's labels. Therefore, the products that Multi-Color manufactures or contracts to manufacture are subject to the reporting obligations of Rule 13p-1.

As of December 31, 2015, the Company owned and leased 45 manufacturing facilities in U.S., Argentina, Australia, Canada, Chile, China, England, France, Indonesia, Ireland, Italy, Malaysia, Mexico, the Philippines, Poland, Scotland, South Africa, Spain, Switzerland, and Thailand.

Multi-Color does not have direct business relationships with any smelters or refiners that process 3TG, and the Company does not directly source any products from the Covered Countries. In light of the Company's remote position in the supply chain, the Company must rely upon its suppliers, and their multiple lower tier suppliers, to comply with Multi-Color's conflict mineral policy, engage in due diligence of their respective supply chains and to provide information on and verification of the chain of custody of conflict minerals in Multi-Color's products.

3.	Reasonable Country of Origin Inquiry ("RCOI")

Multi-Color's due diligence program includes a reasonable country of origin inquiry ("RCOI"). An RCOI is an inquiry regarding the origin of conflict minerals that is designed to determine where the minerals used by Multi-Color's suppliers originated or if they are from recycled or scrap sources. After conducting a good faith RCOI, the Company is unable to determine the origin of all of the 3TG used in its products, although the Company is able to determine that some of the 3TG used in its products does not originate in a Covered Country.

4.	Due Diligence Process and Findings

In response to the Rule, Multi-Color designed due diligence measures relating to the Rule and conflict minerals. The Company has looked to industry guidelines to help establish its programs such as the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative ("CFSI") that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The Company intends to further develop transparency into its supply chain by further leveraging the industry standard CFSI program and continuing outreach efforts to suppliers, but it will take time for some of Multi-Color's suppliers to verify the origin of all of the minerals due to the breadth and complexity of the supply chain.

The Company's due diligence efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum, and tungsten. The Company introduced and continues to develop a supply chain transparency process to attempt to identify the sources of the 3TG used in its products and to gather information about supplier conflict-free policies.

For the Reporting Period, the Company conducted a survey of all suppliers where the nature of the component indicated that those components were likely to contain 3TG. As noted above, the Company does not have direct relationships with the smelters and refiners of minerals or metals used in the Company's products, and the Company's due diligence processes are subject to inherent limitations given the complexity of the Company's supply chain and the inherent limitations based on the necessity to seek information from direct suppliers, and those suppliers seeking information from their lower tiered suppliers. After exercising the due diligence process described above, the Company was not able to determine the sources of all conflict minerals necessary to the Company's products' functionality or product, or whether or not any such conflict minerals may have, in fact, directly or indirectly financed or benefitted armed groups in the Covered Countries; provided, however, that the due diligence process was able to confirm that certain of the Company's suppliers manufactured or contracted to manufacture products that contain conflict minerals but do not originate from a Covered Country.

The Company will continue to implement commercially reasonable processes to improve the quantity and quality of supplier responses and to verify supplier responses.